                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number: 0-22684

            UNIVERSAL FOREST PRODUCTS, INC. EMPLOYEES' PROFIT SHARING
                           AND 401(k) RETIREMENT PLAN
 (Full title of the plan and the address of the plan, if different from that of issuer named below)

                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                        GRAND RAPIDS, MICHIGAN 49525-9736
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2004 and 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm...................     3

Financial Statements

Statements of Assets Available for Benefits...............................     4
Statements of Changes in Assets Available for Benefits....................     5
Notes to Financial Statements.............................................     6

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)...........    11

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Universal Forest Products, Inc. Employees' Profit Sharing and
401(k) Retirement Plan

We have audited the accompanying statements of assets available for benefits of Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Grand Rapids, MI

June 2, 2005

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                   Statements of Assets Available for Benefits

                                                             DECEMBER 31
                                                         2004           2003
                                                     ------------   ------------
ASSETS
Cash                                                 $         24   $          -

Investments, at fair value                            132,452,105    107,330,538
Participant loans receivable                            6,412,625      5,177,025
                                                     ------------   ------------
                                                      138,864,730    112,507,563

Participant contribution receivable                             -        179,001
Employer contribution receivable                          878,193        963,070
                                                     ------------   ------------
Assets available for benefits                        $139,742,947   $113,649,634
                                                     ============   ============

See accompanying notes to financial statements.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

             Statements of Changes in Assets Available for Benefits

                                                                           YEARS ENDED DECEMBER 31
                                                                             2004           2003
                                                                         ------------   ------------
ADDITIONS
Participant contributions                                                $  9,213,476   $  7,279,648
Employer contributions                                                      3,471,871      2,916,597
Interest income                                                               339,184        608,704
Dividend income                                                               982,729        309,684
Transfer from another qualified plan                                                -     13,602,777
                                                                         ------------   ------------
                                                                           14,007,260     24,717,410
DEDUCTIONS
Distributions to participants                                               6,271,724      9,147,224
Administrative expenses                                                       437,467        136,450
                                                                         ------------   ------------
                                                                            6,709,191      9,283,674
Net realized and unrealized appreciation in fair value
  of investments                                                           18,795,244     20,095,120
                                                                         ------------   ------------
Net additions                                                              26,093,313     35,528,856

Assets available for benefits at beginning of year                        113,649,634     78,120,778
                                                                         ------------   ------------
Assets available for benefits at end of year                             $139,742,947   $113,649,634
                                                                         ============   ============

See accompanying notes to financial statements.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                          Notes to Financial Statements

                           December 31, 2004 and 2003

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

The Plan's investments are stated at fair value, which are, where information is available, based on quoted market values as of the end of the year. Investment transactions are recorded as of the settlement dates. The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.

The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Universal Forest Products, Inc. common stock and the funds held in the Gartmore Morley Stable Value Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of the Universal Forest Products, Inc. common stock and the cash investment held by the Fund. At December 31, 2004, 1,137,123 units were outstanding with a value of $42.84 per unit (1,148,852 units were outstanding with a value of $32.01 per unit at December 31, 2003).

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

Administrative expenses incurred in connection with the operations of the Plan are paid by Universal Forest Products, Inc. (the Company), except for loan and certain investment fees, which are paid out of participant's accounts.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Company, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year end dates.

Participants may voluntarily contribute up to 25% of their compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Company contributes regular discretionary matching contributions, and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 50% of participant deferrals (in the second quarter of 2004, an additional matching contribution of 17% was made) not to exceed 6% of participant compensation. Additional discretionary matching contributions are made at the end of each plan year. These amounts are not guaranteed, and may vary from year to year as the Company is not obligated to make such contributions.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Company may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Company's Board of Directors. The Company's annual profit sharing contributions are allocated to each participant's account in the same ratio that each participant's total compensation for the plan year bears to the total compensation of all participants for such year.

Participants may select from various investment options made available by the Plan. Each participant's account is credited with the participant's contribution, an allocation of the Company's net contribution, if any, plan earnings and losses, administrative expenses and forfeitures. Earnings allocations are based on account balances, as defined.

Employer contributions are subject to a six-year vesting schedule as follows:

 YEARS OF SERVICE                                     VESTING PERCENTAGE
 ----------------                                     ------------------
Less than 2                                                     0%
2 but less than 3                                              20
3 but less than 4                                              40
4 but less than 5                                              60
5 but less than 6                                              80
6 or more                                                     100

The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (5.25% at December 31, 2004) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period.

The plan sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically 100% vested in the value of their accounts and will be paid in full.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The Plan's investments (including investments purchased and held during the year) appreciated in fair value as follows:

                                       YEARS ENDED DECEMBER 31
                                         2004          2003
                                      -----------   -----------
Common stock                          $13,030,345   $15,220,784
Mutual funds                            5,764,899     4,874,336
                                      -----------   -----------
                                      $18,795,244   $20,095,120
                                      ===========   ===========

Individual investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                             DECEMBER 31
                                                        2004            2003
                                                     ------------   ------------
Universal Forest Products Stock Fund                 $ 48,716,978   $ 36,771,990
Gartmore Morley Stable Value Fund                      32,815,929     31,184,278
Van Kampen Growth & Income Fund                        11,231,989      9,240,048
Wells Fargo Outlook 2020 Fund                           7,581,549      6,872,120

4. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated April 16, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was awarded. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

5. TRANSFER OF PLAN ASSETS

Effective July 1, 2003, the assets of the Shoffner Industries, LLC 401(k) Plan were transferred into the Plan. The Shoffner Industries, LLC 401(k) Plan is sponsored by Universal Forest Products Shoffner LLC, part of the Universal Forest Products, Inc. controlled group. All participants in the Shoffner Industries, LLC 401(k) Plan became participants of the Plan as of the effective date.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements compared to the Form 5500:

                                                                             DECEMBER 31
                                                                        2004            2003
                                                                    -------------   -------------
Assets available for benefits per the financial statements          $ 139,742,947   $ 113,649,634
Less: amounts allocated to withdrawn participants                               -          (2,151)
                                                                    -------------   -------------
Assets available for benefits per the Form 5500                     $ 139,742,947   $ 113,647,483
                                                                    =============   =============

The following is a reconciliation of benefits paid to participants per the financial statements compared to the Form 5500:

                                                                             DECEMBER 31
                                                                         2004            2003
                                                                    -------------   -------------
Benefits paid to participants per financial statements              $   6,271,724   $   9,147,224
Add: amounts allocated to withdrawn participants                                -           2,151
                                                                    -------------   -------------
Benefits paid to participants per Form 5500                         $   6,271,724   $   9,149,375
                                                                    =============   =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but have not yet been paid.

          Universal Forest Products, Inc. Employees' Profit Sharing and
                             401(k) Retirement Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                            EIN #38-1465835 Plan #001

                                December 31, 2004

                                                                                                           CURRENT
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY             DESCRIPTION OF INVESTMENT                 VALUE
-----------------------------------------------------   ---------------------------------------------   -------------
COMMON STOCK:
  Universal Forest Products, Inc.*                      Universal Forest Products Stock Fund            $  48,716,978

MUTUAL FUNDS:
  American Funds                                        Growth Fund of America                              4,460,696
  Dreyfus                                               Midcap Index Fund                                   5,590,366
  Evergreen*                                            International Equity Fund                           3,666,074
                                                        Sht Int Bond Fund                                   1,408,093
  Gartmore Morley                                       Stable Value Fund                                  32,815,929
  Neuberger & Berman                                    Equity Assets Genesis Assets                        5,711,882
  Van Kampen                                            Growth & Income Fund                               11,231,989
  Wachovia Securities*                                  Enhanced Stock Market Fund                          6,369,507
  Wells Fargo Funds                                     Outlook 2040 Fund                                   1,419,718
                                                        Outlook 2030 Fund                                   1,787,355
                                                        Outlook 2020 Fund                                   7,581,549
                                                        Outlook 2010 Fund                                   1,190,650
                                                        Outlook Today Fund                                    501,319
                                                                                                        -------------
                                                                                                           83,735,127
Participant loans receivable*                           Collateralized by vested account balances,
                                                        payable in monthly installments with interest
                                                        rates ranging from 5.25% to 11.5%                   6,412,625
                                                                                                        -------------
                                                                                                        $ 138,864,730
                                                                                                        =============

*Represents party in interest

There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Universal Forest Products, Inc. Employee's Profit Sharing and 401(k) Retirement Plan

Date: June 28, 2005          /s/ Matthew J. Missad
                             ---------------------------------------------------
                             Matthew J. Missad, Executive Vice President
                             Universal Forest Products, Inc., Plan Administrator

Date: June 28, 2005          /s/ Michael R. Cole
                             ---------------------------------------------------
                             Michael R. Cole, Chief Financial Officer
                             Universal Forest Products, Inc., Plan Administrator

                                  EXHIBIT INDEX

Exhibit No.               Description
-----------               -----------
23                Consent of Ernst & Young LLP